RESPONSYS, INC.

900 Cherry Avenue, 5th Floor

San Bruno, CA 94066

April 7, 2011

VIA EDGAR AND FACSIMILE: (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara C. Jacobs, Assistant Director
Phil Rothenberg, Staff Attorney
Kathy Collins, Branch Chief
Melissa Feider, Staff Accountant

Re:	Responsys, Inc. Registration Statement on Form S-1 Originally Filed December 23, 2010, As Amended (File No. 333-171377) and Corresponding Registration Statement on Form 8-A (File No. 001-35125)

Acceleration Request

Requested Date:	April 8, 2011

Requested Time:	5:30 PM Eastern Time

Ladies and Gentlemen:

Responsys, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter, of Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jeffrey R. Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely, RESPONSYS, INC.

By:	/s/ Julian K. Ong
Julian K. Ong Vice President, General Counsel and Secretary

cc:	Daniel D. Springer, Chief Executive Officer
Christian A. Paul, Chief Financial Officer
Jeffrey R. Vetter, Fenwick & West LLP